Exhibit 99.1

LIZHI INC. Announces Receipt of Minimum Bid Price Notice from Nasdaq

GUANGZHOU, China, October 12, 2022 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced that it has received a written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated October 11, 2022, indicating that for the last 30 consecutive business days, the closing bid price of the Company’s American depositary shares (the “ADSs”) was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s ADSs on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until April 10, 2023, to regain compliance under the Nasdaq Listing Rules. If, at any time during the 180-day compliance period, the closing bid price of the Company’s ADSs is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance, and the matter will be closed.

In the event the Company does not regain compliance by April 10, 2023, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provides written notice of its intention to cure the deficiency.

The Nasdaq notification letter does not affect the Company’s business operations.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com